national beverage corp.







05066502





PROCESSED
SEP 15 2005
THOMSON
FINANCIAL

2005 annual



innovating in a changing world

At special and rare times...a forced effort to bring about change occurs...a *Revolution* of sorts. One is underway within the soft-drink industry and, over the past two years, has had a dramatic effect. What started this revolution was the consumers' demand for flavor variety and a more healthy thirst quencher. The consumer revolt against the brown, sugary colas expanded further with the demand for more *'kick'* and excitement. Thus, the energy beverage gave relief to those who wanted more from their soft drinks and got it! ⁑ While all of this was occurring, a soft drink more acceptable for children was demanded by moms and school supervisors. Government reports about obesity and diabetes heightened awareness for *'better-for-you thirst relievers'*. The revolution was further fueled by rising costs of health care and the aging of America. And so...a full-fledged revolt by the sophisticated beverage consumer developed with a fervor...*that* has forever realigned the consumers' demands...a new tasteful evolution is underway! Full swing—as they say. ⁑ As with any revolution, there are associated risks and costs. *Bitter-Sweet* envelops everything during this time (no *flavor*-able remark intended). Some examples of *bitter* are the lowering of revenues as rising costs are forced upon our retail partner and, ultimately, the consumer. And, yes, a *sweet* margin increase and robust demand for our *Rip It* energy beverage is


DOUBLE HIT
DOUBLE HIT
MAXIMUM
ENERGY


rip it
ENERGY FUEL
sugar free
rip it
ENERGY FUEL
POWER


rip it
ENERGY FUEL
rip it
ENERGY FUEL
energy drinks are rising in popularity as consumers
are demanding more 'kick' and excitement.


GET HEALTHY!
Clear Fruit
Clear Fruit
NEW 18oz
Everfresh
Pure 100% Orange Juice
PURE
La Croix
LIME
La Croix

A NEW DAY TOMORROW!

had previously underutilized is...Focus! This consumer revolution has ignited a fever within us to further excel at what is the *'best'* of National Beverage Corp. Our 'brilliance' is innovation—we create and market new flavors, new beverages, new packages and new tastes better than any other beverage company. The alarm went off...we are 100% focused and *innovating!* ‡ What does the future hold? Describe the evolution! *Excitement* for starters. New and innovative soft drinks, creative packaging and the demanding variety consumer to satisfy...with the 'best' of National Beverage, is magnified right now. We have aggressive and talented management, a new focus and a balance sheet of ammo to do anything we desire. ‡ Those *bitter* revenue reductions are reversing and new beverages are in 'test' market as of this writing. Flavor chemists are burning the midnight oil, for certain, and the strong balance sheet is getting stronger. Opportunity has targeted our hoard of cash...therefore, focus a watchful eye on us...careful not to miss a wonderful happening in our passionate evolution!



Nick A. Caporella
Chairman and Chief Executive Officer



[sugar-free, waters and juices are a dynamic segment due to the public's conscious efforts at living a healthier lifestyle.]

extremely enlightening. Shasta and Faygo are both flavor-oriented soft drinks that have loyal consumers who demand value and taste alike. While we are devoted to these long-time dedicated consumers, much effort is being expended in developing soft drinks, unique flavors, fun tastes...more in tune to the current health conscious consumer—especially the vibrant, fun-crazed teen. *'OOOH Shasta'*—a new offering for the no-calorie, no-carb, good-for-you, female consumer is one of Shasta's uniquely packaged introductions. Tweaking our great flavors, while developing better-for-you beverages is quite a challenge, but one that has tradition and over a century of leadership and certification. Believe me...when someone pops open a tab, puts it to their lips and, with no hesitation, takes a big gulp and swallows...that trust is priceless! ‡ We are capitalizing on these time-tested, flavor brands—Shasta and Faygo—and may soon give the soft-drink techie something to have fun with...maybe even experiment as a wanna-be beverage chemist with creating their favorite flavored soft drinks. If someone walked into one of our bottling plants during the filling process of Peach Mango Fiz...an exotic mouth-watering aroma would smother their senses. Well, this same aromatic stimulant energizes our tantalizing creative...and that is *sweet*—real *sweet!* ‡ These are a few examples relative to the climate of change within our Company. The most significant change brought about and one that we

[variety, diversity and *NEW*...what our customers demand for the future.]



Shasta Shortz
Shasta
Crystal Bay
White Grape
All Natural
Faygo
Cherry
Sparkling Water

NATIONAL BEVERAGE CORP.

[illegible] RSITY DRIVE, FORT LAUDERDA [illegible] A [illegible]

954-581-0922 WWW.NATIONALBEVERAGE.COM



rev•o•lu•tion

a radical and pervasive movement

good is not enough...when better is attainable

revolution is the staircase to innovation



National Beverage Corp.



FINANCIALS

selected financial data

(In thousands, except per share amounts)	Fiscal Year Ended				
	April 30, 2005	May 1, 2004	May 3, 2003[3]	April 27, 2002	April 28, 2001
STATEMENT OF INCOME DATA:					
Net sales	$495,572	$512,061	$500,430	$502,778	$480,415
Cost of sales	340,206	343,316	335,457	339,041	323,743
Gross profit	155,366	168,745	164,973	163,737	156,672
Selling, general and administrative expenses	130,037	139,058	136,902	136,925	131,852
Interest expense	106	132	316	857	2,110
Other income—net	1,199	544	706	867	1,506
Income before income taxes	26,422	30,099	28,461	26,822	24,216
Provision for income taxes	9,536	11,408	10,872	10,270	9,236
Net income	$ 16,886	$ 18,691	$ 17,589	$ 16,552	$ 14,980
Net income per share[2]:					
Basic	$ .45	$ .51	$ .48	$ .45	$ .41
Diluted	.44	.49	.46	.44	.40
BALANCE SHEET DATA:					
Working capital	$ 81,962	$ 64,967	$ 79,785	$ 70,164	$ 62,444
Property—net	62,879	59,535	60,432	60,658	62,215
Total assets	224,587	205,378	218,195	205,685	203,868
Long-term debt	—	—	300	10,981	24,136
Deferred income taxes—net	15,958	14,930	14,843	12,072	10,208
Shareholders' equity[1]	143,296	125,376	143,292	125,677	108,488
Cash dividends per share[1]	$ —	$ 1.00	$ —	$ —	$ —

(1) In April 2004, the Company paid a special "one-time" cash dividend of $1.00 per share, aggregating $38.4 million.

(2) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Share amounts have been adjusted for the 100% stock dividend distributed on March 22, 2004.

(3) Fiscal 2003 consisted of 53 weeks.

management's discussion and analysis of financial condition and results of operations

OVERVIEW

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

Our lines of multi-flavored soft drinks, including those of our flagship brands, Shasta® and Faygo®, emphasize distinctive flavor variety. In addition, we offer an assortment of premium beverages geared to the health-conscious consumer, including Everfresh®, Home Juice®, and Mr. Pure® 100% juice and juice-based products; and LaCroix®, Mt. Shasta™, Crystal Bay® and ClearFruit® flavored and spring water products. We also produce specialty products, including Rip It™, an energy drink geared toward young consumers, Ohana® fruit-flavored drinks and St. Nick's® holiday soft drinks. Substantially all of our brands are produced in 14 manufacturing facilities that are strategically located in major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for retail grocery chains, warehouse clubs, mass-merchandisers and wholesalers ("allied brands") as well as soft drinks for other beverage companies.

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands and expanding those brands with new packaging and broader demographic emphasis; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" expectations of the family consumer. We believe that the "regional share dynamics" of our brands perpetuate consumer loyalty within local regional markets, resulting in more retailer-sponsored promotional activities.

Over the last several years, we have focused on increasing penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel is composed of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have undertaken specific measures to expand distribution in this channel. These include development of products specifically targeted to this market, such as ClearFruit, Everfresh, Mr. Pure, Crystal Bay, and Rip It. Additionally, we have created proprietary and specialized packaging for these products with distinctive graphics. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

RESULTS OF OPERATIONS

Net Sales During fiscal 2005, we initiated a series of price increases to offset unprecedented raw material cost increases, especially in the latter part of the year as sustained increases in fuel and resin continued to rise to historical new highs. Price increases tend to have an adverse effect on case volume and the industry generally experienced reduced case volume, especially for carbonated soft drinks. As a result, our branded case volume was relatively flat for the year while net pricing was up slightly, due to higher selling prices and a change in product mix. This product mix change included increased sales of our alternative beverages as obesity and other health issues caused consumers to consume less carbonated soft drinks. Also impacting sales was a nineteen percent (19%) volume decline in allied branded products related to a retailer's change in philosophy, which affected their sales and our earlier decision to eliminate certain lower margin business. Net sales included $1.8 million received from a customer relative to the recovery of pricing and promotional allowances for product shipped in a previous year.

Net sales for fiscal 2004 increased approximately $11.6 million, or 2.3%, to $512.1 million. This sales growth was due primarily to increased volume of National Beverage's branded soft drinks and favorable changes in product mix. This improvement was partially offset by a decline in lower margin allied branded business.

Fiscal 2005 and fiscal 2004 consisted of 52 weeks while fiscal 2003 consisted of 53 weeks.

Gross Profit Gross profit approximated 31.4% of net sales for fiscal 2005 and 33.0% for fiscal 2004. This decline was due to the effect of the sales decrease and higher cost of goods sold. Cost of goods sold per unit increased approximately 4%, primarily due to higher packaging and energy costs.

Gross profit, approximating 33.0% of net sales for both fiscal 2004 and 2003, increased $3.8 million in fiscal 2004. An increase in higher margin business and a reduction in certain fixed manufacturing costs were partially offset by increases in certain raw material costs.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses for fiscal 2005 were $130.0 million or 26.2% of net sales compared to $139.1 million or 27.2% of net sales for fiscal 2004. The decline in expenses was due primarily to lower selling and marketing costs of $3.2 million and $5.6 million, respectively, partially offset by higher energy costs.

Selling, general and administrative expenses for fiscal 2004 were $139.1 million or 27.2% of net sales compared to $136.9 million or 27.4% of net sales for fiscal 2003. Due to the effect of higher volume, selling, general and administrative expenses as a percent of sales marginally declined, partially offset by higher marketing costs related to new product introductions.

Interest Expense and Other Income—Net Interest expense decreased $26,000 in fiscal 2005 and $184,000 in fiscal 2004 as a result of a decline in outstanding debt. Other income includes interest income of $581,000 for fiscal 2005, $603,000 for fiscal 2004, and $816,000 for fiscal 2003. The decrease in interest income for fiscal 2005 is primarily due to a decline in average investments outstanding, while the decline in fiscal 2004 is related to a reduction in investment yields. In addition, other income for fiscal 2005 includes a gain of $633,000 related to a contract settlement with a customer.

Income Taxes Our effective tax rate was approximately 36.1% for fiscal 2005, 37.9% for fiscal 2004, and 38.2% for fiscal 2003. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses, and nontaxable interest income. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Capital Resources Our current sources of capital are cash flow from operations and borrowings under existing credit facilities. The Company maintains unsecured revolving credit facilities aggregating $45 million of which approximately $42 million was available for future borrowings at April 30, 2005. We believe that existing capital resources are sufficient to meet our capital requirements and those of the parent company for the foreseeable future.

Cash Flows During fiscal 2005, cash of $32.9 million was generated from operating activities, which was partially offset by $3.9 million used for investing activities. Cash provided by operating activities for fiscal 2005 increased $11.6 million due to an increase in non-cash charges and favorable changes in working capital requirements. Cash used in investing activities increased $3.8 million primarily due to increased capital expenditures to enhance packaging capabilities and improve manufacturing efficiencies. Cash provided by financing activities of $146,000 was comprised of proceeds from stock options exercised.

During fiscal 2004, cash of $21.3 million was generated from operating activities, which was offset by $39.2 million used for financing activities. Cash provided by operating activities for fiscal 2004 decreased $14.7 million due to an increase in working capital requirements. Cash used in investing activities declined $25.6 million due to changes in net marketable securities sold. Cash used in financing activities increased $29.5 million due to cash dividends paid in April 2004, which was partially offset by a reduction in net debt repayments.

Financial Position During fiscal 2005, our working capital increased $17.0 million to $82.0 million from $65.0 million, primarily due to an increase in cash balances generated from operating activities. Trade receivables decreased $2.6 million due primarily to lower sales. Prepaid and other assets declined $684,000 due to lower income tax refund receivables. At April 30, 2005, the current ratio was 2.4 to 1 compared to 2.1 to 1 for the prior year.

During fiscal 2004, our working capital decreased $14.8 million to $65.0 million from $79.8 million primarily due to the cash dividend payment. The increase in trade receivables is due to the effect of higher sales volume and change in terms with certain customers. The increase in prepaid and other assets is due to a reclassification from noncurrent assets and an increase in income tax refund receivables. At May 1, 2004, the current ratio was 2.1 to 1 compared to 2.4 to 1 for the prior year.

Liquidity We continually evaluate capital projects designed to expand capacity and improve efficiency at our manufacturing facilities. In fiscal 2005, we incurred increased capital expenditures to enhance packaging capabilities and improve manufacturing efficiencies. Such programs are expected to continue in fiscal 2006; however, capital expenditures in fiscal 2006 should not exceed fiscal 2005 amounts.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2004 and 2003, we purchased 18,000 shares and 18,250 shares, respectively, and aggregate shares purchased since January 1998 were 502,060. There were no shares purchased in fiscal 2005.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.0 million for fiscal 2005, $5.1 million for fiscal 2004, and $5.0 million for fiscal 2003. At April 30, 2005, we owed $1.2 million to CMA for unpaid fees. See Note 6 of Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

Long-term contractual obligations at April 30, 2005 are payable as follows:

(In thousands)	Total	2006	2007–2008	2009–2010	Thereafter
Operating leases	$10,730	$ 4,866	$ 4,328	$1,311	$225
Purchase commitments	50,021	22,723	27,298	—	—
Total	$60,751	$27,589	$31,626	$1,311	$225

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.3 million for fiscal 2005, $2.2 million for fiscal 2004, and $2.2 million for fiscal 2003.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred, but not reported, claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claims settlement varies significantly, we are not able to reasonably estimate future payments for the periods indicated.

We have standby letters of credit aggregating $3 million related to our self-insurance programs, which expire in fiscal 2006. We expect to renew these standby letters of credit until they are no longer required.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs and collections.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows.

Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of expense for these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may from time to time make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, and include statements contained in this Annual Report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials and the ability to pass along any cost increases to our customers; our ability to increase prices for our products; labor strikes or work stoppages or other interruptions or difficulties in the employment of labor; continued retailer support for our products; changes in consumer preferences and our success in creating products geared toward consumers' tastes; success of implementing business strategies; changes in business strategy or development plans; government regulations; unseasonably cold or wet weather conditions; and other factors referenced in this Annual Report. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates We had no outstanding debt or debt-related interest rate exposure during fiscal 2005.

Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments and auction rate securities, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2005 would have changed by approximately $300,000.

consolidated balance sheets

As of April 30, 2005 and May 1, 2004

(In thousands, except share amounts)	2005	2004
ASSETS		
Current assets:		
Cash and equivalents	$ 54,557	$ 25,365
Marketable securities	—	9,000
Trade receivables—net of allowances of $585 (2005) and $608 (2004)	46,135	48,776
Inventories	29,738	29,754
Deferred income taxes—net	1,759	1,622
Prepaid and other assets	7,657	8,341
Total current assets	139,846	122,858
Property—net	62,879	59,535
Goodwill	13,145	13,145
Intangible assets—net	1,939	1,948
Other assets	6,778	7,892
	$224,587	$205,378
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 38,012	$ 37,138
Accrued liabilities	18,290	18,801
Income taxes payable	1,582	1,952
Total current liabilities	57,884	57,891
Deferred income taxes—net	15,958	14,930
Other liabilities	7,449	7,181
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	150	150
Common stock, $.01 par value—authorized 50,000,000 shares; issued 41,018,960 shares (2005) and 40,894,440 shares (2004); outstanding 36,986,176 shares (2005) and 36,861,656 shares (2004)	410	409
Additional paid-in capital	19,679	18,646
Retained earnings	141,057	124,171
Treasury stock—at cost:		
Preferred stock—150,000 shares	(5,100)	(5,100)
Common stock—4,032,784 shares	(12,900)	(12,900)
Total shareholders' equity	143,296	125,376
	$224,587	$205,378

See accompanying Notes to Consolidated Financial Statements.

consolidated statements of income

For the Fiscal Years Ended April 30, 2005, May 1, 2004 and May 3, 2003

(In thousands, except per share amounts)	2005	2004	2003
Net sales	$495,572	$512,061	$500,430
Cost of sales	340,206	343,316	335,457
Gross profit	155,366	168,745	164,973
Selling, general and administrative expenses	130,037	139,058	136,902
Interest expense	106	132	316
Other income—net	1,199	544	706
Income before income taxes	26,422	30,099	28,461
Provision for income taxes	9,536	11,408	10,872
Net income	$ 16,886	$ 18,691	$ 17,589
Net income per share—			
Basic	$ .45	$ .51	$ .48
Diluted	$ .44	$ .49	$ .46
Average common shares outstanding—			
Basic	37,579	36,937	36,800
Diluted	38,254	38,166	38,120

See accompanying Notes to Consolidated Financial Statements.

consolidated statements of shareholders' equity

For the Fiscal Years Ended April 30, 2005, May 1, 2004 and May 3, 2003

(In thousands, except share amounts)	2005		2004		2003	
	Shares	Amount	Shares	Amount	Shares	Amount
PREFERRED STOCK						
Beginning and end of year	150,000	$ 150	150,000	$ 150	150,000	$ 150
COMMON STOCK						
Beginning of year	40,894,440	409	22,250,202	223	22,209,312	222
Stock options exercised	124,520	1	338,510	3	40,890	1
100% stock dividend	—	—	18,305,728	183	—	—
End of year	41,018,960	410	40,894,440	409	22,250,202	223
ADDITIONAL PAID-IN CAPITAL						
Beginning of year		18,646		16,818		16,526
Stock options exercised		506		2,011		292
Other		527		(183)		—
End of year		19,679		18,646		16,818
RETAINED EARNINGS						
Beginning of year		124,171		143,846		126,257
Net income		16,886		18,691		17,589
Cash dividends paid		—		(38,366)		—
End of year		141,057		124,171		143,846
TREASURY STOCK—PREFERRED						
Beginning and end of year	150,000	(5,100)	150,000	(5,100)	150,000	(5,100)
TREASURY STOCK—COMMON						
Beginning of year	4,032,784	(12,900)	4,014,784	(12,645)	3,996,534	(12,378)
Purchase of stock	—	—	18,000	(255)	18,250	(267)
End of year	4,032,784	(12,900)	4,032,784	(12,900)	4,014,784	(12,645)
TOTAL SHAREHOLDERS' EQUITY		$143,296		$125,376		$143,292

See accompanying Notes to Consolidated Financial Statements.

consolidated statements of cash flows

For the Fiscal Years Ended April 30, 2005, May 1, 2004 and May 3, 2003

(In thousands)	2005	2004	2003
OPERATING ACTIVITIES:			
Net income	$ 16,886	$ 18,691	$ 17,589
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,464	11,394	11,319
Deferred income tax provision	891	143	2,709
Loss on sale of assets	15	59	110
Changes in assets and liabilities:			
Trade receivables	2,641	(7,745)	1,924
Inventories	16	(1,059)	2,345
Prepaid and other assets	(1,165)	(7,784)	(1,834)
Accounts payable	874	2,169	4,150
Accrued and other liabilities, net	275	5,453	(2,324)
Net cash provided by operating activities	32,897	21,321	35,988
INVESTING ACTIVITIES:			
Marketable securities purchased	(233,900)	(205,700)	(58,000)
Marketable securities sold	242,900	213,700	41,000
Property additions	(13,003)	(8,696)	(8,936)
Proceeds from sale of assets	152	623	312
Net cash used in investing activities	(3,851)	(73)	(25,624)
FINANCING ACTIVITIES:			
Debt repayments	—	(1,450)	(9,531)
Common stock cash dividend	—	(38,366)	—
Purchase of common stock	—	(255)	(267)
Proceeds from stock options exercised	146	854	122
Net cash provided by (used in) financing activities	146	(39,217)	(9,676)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	29,192	(17,969)	688
CASH AND EQUIVALENTS—BEGINNING OF YEAR	25,365	43,334	42,646
CASH AND EQUIVALENTS—END OF YEAR	$ 54,557	$ 25,365	$ 43,334
OTHER CASH FLOW INFORMATION:			
Interest paid	$ 106	$ 133	$ 336
Income taxes paid	6,910	11,049	7,863

See accompanying Notes to Consolidated Financial Statements.

notes to consolidated financial statements

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, a 53rd week is added every five or six years. Fiscal 2005 and fiscal 2004 consist of 52 weeks while fiscal 2003 consists of 53 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity or redemption option of three months or less.

Changes in Accounting Standards Management has reviewed the current changes in accounting standards and does not expect any of these changes to have a material impact on the Company.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs and collections. At April 30, 2005 and May 1, 2004, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Fair Value of Financial Instruments The fair values of financial instruments are estimated based on market rates. The carrying amounts of financial instruments reflected in the balance sheets approximate their fair values.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows.

Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 30, 2005 are comprised of finished goods of $17,411,000 and raw materials of $12,327,000. Inventories at May 1, 2004 are comprised of finished goods of $16,349,000 and raw materials of $13,405,000.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, which advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs of future media advertising. Marketing costs, which are included in selling, general and administrative expenses, were $35.6 million in fiscal 2005, $41.2 million in fiscal 2004, and $39.4 million in fiscal 2003.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Included in average common shares outstanding are shares of common stock that option holders have elected to defer physical delivery following the exercise of stock options. Diluted net income per share also includes the dilutive effect of stock options, which amounted to 675,000 shares (2005), 1,229,000 shares (2004), and 1,320,000 shares (2003).

Property Property is recorded at cost. Property additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Reclassifications Reclassifications have been made to prior year amounts to conform to the current year presentation, including reclassifying $9 million of auction rate securities from their previously reported classification as cash equivalents to marketable securities at May 1, 2004. We have also made corresponding reclassifications to our Consolidated Statements of Cash Flows for fiscal 2004 and 2003 to reflect the gross purchases and sales of these securities as investing activities rather than as a component of cash and equivalents.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of expense for these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $41.4 million in fiscal 2005, $41.4 million in fiscal 2004, and $40.6 million in fiscal 2003.

Stock-Based Compensation We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for stock-based awards to employees. Under APB 25, we generally recognize no compensation expense with respect to such awards unless the exercise price of options granted is less than the market price on the date of grant.

We apply Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("SFAS 123") for awards granted to non-employees after December 15, 1994. The fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions: expected life of 10 years; volatility factor of 41% for fiscal 2005, 41% for 2004, and 42% for 2003; risk-free interest rates of approximately 5% for fiscal 2005, 4% for 2004, and 4% for 2003; and no dividend payments.

Had compensation cost for options granted to employees been recorded using the Black-Scholes option-pricing model, net income and basic and diluted earnings per share for each of the last three fiscal years would have been reduced on a pro forma basis by less than $200,000 and $.01 per share.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY

Property as of April 30, 2005 and May 1, 2004 consisted of the following:

(In thousands)	2005	2004
Land	$ 10,187	$ 10,187
Buildings and improvements	38,743	37,693
Machinery and equipment	119,850	108,989
Total	168,780	156,869
Less accumulated depreciation	(105,901)	(97,334)
Property—net	$ 62,879	$ 59,535

Depreciation expense was $9,492,000 for fiscal 2005, $8,911,000 for fiscal 2004, and $8,740,000 for fiscal 2003.

3. INTANGIBLE ASSETS

Intangible assets as of April 30, 2005 and May 1, 2004 consisted of the following:

(In thousands)	2005	2004
Nonamortizable trademarks	$ 1,654	$ 1,587
Amortizable distribution rights and other	882	882
Less accumulated amortization	(597)	(521)
Net	285	361
Total—net	$ 1,939	$ 1,948

Amortization expense related to intangible assets was $83,000 for fiscal 2005, $63,000 for fiscal 2004, and $59,000 for fiscal 2003.

4. ACCRUED LIABILITIES

Accrued liabilities as of April 30, 2005 and May 1, 2004 consisted of the following:

(In thousands)	2005	2004
Accrued compensation	$ 5,383	$ 5,539
Accrued promotions	4,971	5,490
Other accrued liabilities	7,936	7,772
Total	$18,290	$18,801

5. DEBT

A subsidiary of the Company maintains unsecured revolving credit facilities aggregating $45 million (the "Credit Facilities") with banks. The Credit Facilities expire through May 1, 2007 and bear interest at ½% below the banks' reference rate or ¾% above LIBOR, at the subsidiary's election. At April 30, 2005, there was no outstanding debt under the Credit Facilities and approximately $42 million was available for future borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. Significant financial ratios and restrictions include: fixed charge coverage; net worth ratio; and limitations on incurrence of debt. At April 30, 2005, we were in compliance with all loan covenants and approximately $25 million of retained earnings were restricted from distribution.

6. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

On March 22, 2004, the Company distributed a 100% stock dividend to shareholders of record on March 8, 2004. As a result of the stock dividend, approximately $183,000, representing the par value of the shares issued, was reclassified from additional paid-in capital to common stock. Average shares outstanding, stock option data and per share data presented in these financial statements have been adjusted retroactively for the effects of the stock dividend.

On April 30, 2004, the Company paid a special "one-time" cash dividend of $1.00 per share to shareholders of record on March 26, 2004, including holders of deferred shares and vested stock options.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock. In fiscal 2004 and 2003, we purchased 18,000 shares and 18,250 shares, respectively, which are classified as treasury stock. There were no shares purchased in fiscal 2005. Aggregate shares purchased since January 1998 were 502,060.

National Beverage is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by the Company's Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide our Company with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales plus incentive compensation based on certain factors to be determined by the Compensation Committee of our Company's Board of Directors. We incurred fees to CMA of $5.0 million for fiscal 2005, $5.1 million for fiscal 2004, and $5.0 million for fiscal 2003. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at April 30, 2005 and May 1, 2004 were amounts due CMA of $1.2 million and $1.3 million, respectively.

7. OTHER INCOME

Other income consisted of the following:

(In thousands)	2005	2004	2003
Interest income	$ 581	$ 603	$ 816
Loss on sale of assets, net	(15)	(59)	(110)
Gain on contract settlement	633	—	—
Total	$1,199	$ 544	$ 706

8. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	2005	2004	2003
Current	$8,645	$11,265	$ 8,163
Deferred	891	143	2,709
Total	$9,536	$11,408	$10,872

The reconciliation of the statutory federal income tax rate to our effective tax rate was as follows:

	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	3.0	2.9
Other differences	(1.9)	(.1)	.3
Effective income tax rate	36.1%	37.9%	38.2%

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Our deferred tax assets and liabilities as of April 30, 2005 and May 1, 2004 consisted of the following:

(In thousands)	2005	2004
Deferred tax assets:		
Accrued expenses and other	$ 2,280	$ 3,074
Inventory and amortizable assets	279	388
Total deferred tax assets	2,559	3,462
Deferred tax liabilities:		
Property	16,492	14,861
Intangibles and other	266	1,909
Total deferred tax liabilities	16,758	16,770
Net deferred tax liabilities	$14,199	$13,308
Current deferred tax assets—net	$ 1,759	$ 1,622
Noncurrent deferred tax liabilities—net	$15,958	$14,930

9. INCENTIVE AND RETIREMENT PLANS

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,000,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,000,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants of our Company by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,400,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option Plan, National Beverage has authorized the issuance of options to purchase up to an aggregate of 1,500,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. National Beverage also authorized the issuance of options to purchase up to 100,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 200,000 shares of common stock to key employees, consultants, directors and officers of the Company. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 12,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. The options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and reduces to the par value of the stock at the end of the six-year vesting period. The difference between the exercise price and the fair market value of the stock on date of grant is amortized over the vesting period.

The 1991 Stock Purchase Plan provides for the purchase of up to 1,280,000 shares of common stock by employees who (i) have been employed by our Company for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of April 30, 2005, no shares have been issued under the plan.

The following is a summary of stock option activity:

(Shares in thousands)	2005 Shares	2005 Price[1]	2004 Shares	2004 Price[1]	2003 Shares	2003 Price[1]
Outstanding at beginning of year	1,033	$2.82	1,869	$2.17	1,993	$2.30
Options granted	15	4.61	15	5.33	1	4.21
Options exercised	(56)	2.60	(748)	1.14	(82)	1.48
Options canceled	(16)	2.99	(103)	2.19	(43)	2.33
Outstanding at year-end	976	2.81	1,033	2.82	1,869	2.17
Exercisable at year-end	791	$2.75	817	$2.74	1,629	$2.03
Available for grant at year-end	2,960		2,459		2,351	
Weighted average fair value of options granted		$6.01		$5.37		$4.59

(1) Reflects weighted average exercise price except where noted.

The following is a summary of stock options outstanding as of April 30, 2005:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Remaining Life[1]	Shares	Exercise Price[2]	Shares	Exercise Price[2]
$ .01–$1.91	4 years	235	$ .92	212	$ .92
$2.07–$2.84	5 years	388	2.60	292	2.53
$3.20–$3.69	7 years	185	3.67	142	3.69
$4.06–$6.82	9 years	168	4.98	145	4.94
	7 years	976	2.81	791	2.75

(1) Reflects weighted average remaining contractual life.
(2) Reflects weighted average exercise price.

During fiscal 2005, 2004 and 2003, approximately $361,000, $1,160,000, and $171,000, respectively, of accrued compensation and tax benefits related to stock options exercised was credited to additional paid-in capital. In addition, tax benefits related to cash dividends paid to holders of deferred shares and vested stock options aggregating $527,000 was credited to additional paid-in capital in fiscal 2005.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2005				
Net sales	$146,512	$124,858	$103,511	$120,691
Gross profit	48,337	39,482	32,542	35,005
Net income	8,856	4,120	586	3,324
Net income per share—basic	$ .24	$ .11	$ .02	$ .09
Net income per share—diluted	$ .23	$ .11	$ .02	$ .09
Fiscal 2004				
Net sales	$145,665	$129,373	$107,026	$129,997
Gross profit	48,628	42,342	35,164	42,611
Net income	8,450	4,021	1,356	4,864
Net income per share—basic	$ .23	$ .11	$ .04	$ .13
Net income per share—diluted	$ .22	$ .11	$ .04	$ .13

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.3 million for fiscal 2005, $2.2 million for fiscal 2004, and $2.2 million for fiscal 2003.

10. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2012. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $9,298,000 for fiscal 2005, $8,828,000 for fiscal 2004, and $8,934,000 for fiscal 2003.

Our minimum lease payments under non-cancelable operating leases as of April 30, 2005 are as follows:

(In thousands)	
Fiscal 2006	$ 4,866
Fiscal 2007	2,720
Fiscal 2008	1,608
Fiscal 2009	1,024
Fiscal 2010	287
Thereafter	225
Total minimum lease payments	$10,730

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

11. SUBSEQUENT EVENTS

In June 2005, we received approximately $7.7 million from the settlement of our claim in a class action lawsuit known as "In re: High Fructose Corn Syrup Antitrust Litigation Master File No. 95-1477 in the United States District Court for the Central District of Illinois." The lawsuit related to purchases of high fructose corn syrup made by the Company and others. The settlement amount was allocated to each class action recipient based on the proportion of its purchases to total purchases by all class action recipients. The proceeds less certain offsets and expenses will be recorded in our first quarter ended July 30, 2005. The amount received to date represents approximately 90% of the expected recovery and payment of the remaining balance is subject to final resolution of all claims.

report of independent registered certified public accounting firm

To the Board of Directors and
Shareholders of National Beverage Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of National Beverage Corp. and its subsidiaries at April 30, 2005 and May 1, 2004, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
July 29, 2005

market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

The common stock of National Beverage Corp., par value $.01 per share, ("the Common Stock") is listed on the American Stock Exchange ("AMEX") under the symbol "FIZ." The following table shows the range of high and low sale prices per share of the Common Stock as reported by the AMEX for the fiscal quarters indicated:

	Fiscal 2005		Fiscal 2004	
	High	Low	High	Low
First Quarter	$10.29	$7.50	$ 7.70	$6.75
Second Quarter	$ 9.30	$7.74	$ 7.69	$6.98
Third Quarter	$ 9.89	$8.06	$ 8.37	$7.43
Fourth Quarter	$ 9.20	$7.00	$11.60	$8.05

Excluding beneficial owners of our Common Stock whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 800 shareholders of record at July 15, 2005, according to records maintained by our transfer agent.

On April 30, 2004, the Company paid a special "one-time" cash dividend of $1.00 per share. Currently, the Board of Directors has no plans to declare additional cash dividends. See Note 5 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

corporate data

DIRECTORS

Nick A. Caporella
Chairman of the Board
& Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Samuel C. Hathorn, Jr.*
President
Trendmaker
Development Co.

S. Lee Kling*
Chairman of the Board
The Kling Company

Joseph P. Klock, Jr., Esq.*
Senior Partner
Steel, Hector & Davis

**Member Audit Committee*

CORPORATE MANAGEMENT

Nick A. Caporella
Chairman of the Board
& Chief Executive Officer

Joseph G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—
Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

John S. Bartley
Director—Internal Audit

Paul L. Barton
Director—Human Resources

Brent R. Bott
Director—Consumer
Marketing

H. Don Hatcher
Director—Insurance

Gregory J. Kwederis
Director—Beverage Analyst

Lawrence P. Parent
Director—Credit
Management

SUBSIDIARY MANAGEMENT

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

William R. Phillips
President
National BevPak

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Everfresh Beverages, Inc.

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

Victor R. Nastasia
Executive Vice President
Sundance Beverage
Company

Michael J. Perez
Executive Vice President
Shasta Midwest, Inc.

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages
International, Inc.

Worth B. Shuman, III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation
International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages
International, Inc.
Shasta, Inc.
Shasta Midwest, Inc.
Shasta Northwest, Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage
Company

CORPORATE OFFICES

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, September 30, 2005 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, FL 32827.

FINANCIAL AND OTHER INFORMATION

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address listed above or at 888-4-NBCFIZ.

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com.

STOCK EXCHANGE LISTING

Common Stock is listed on the American Stock Exchange—symbol *FIZ*.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ
07606
877-484-5045
www.melloninvestor.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Ft. Lauderdale, FL

NATIONAL BEVERAGE CORP.
ONE NORTH UNIVERSITY DRIVE, FORT LAUDERDALE, FLORIDA 33324
954-581-0922 WWW.NATIONALBEVERAGE.COM

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